UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

ABSTRACT OF MINUTES No. 471 OF EDENOR S.A.´S BOARD OF DIRECTORS´ MEETING

MINUTES N° 471. On March 9th 2022, Buenos Aires City, at 11:08 a.m., the members of the Board Directors of the EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (“EDENOR” or the “Company”) meet through Microsoft Teams software, which allows the simultaneous transmision of sound, images and words during the whole meeting as well as its recording on digital media, of the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA ("Edenor" or the "Company") in accordance with the provisions of Article 25 of the Company's Bylaws, Mr. Neil Arthur Bleasdale, Nicolas Mallo Huergo, Esteban Macek, Eduardo Vila, Edgardo Volosin, Federico Zin, Mariano Cruz Lucero, Hernan Ferrera, Federico Bernal y Maximiliano Ramírez. Members of the Supervisory Committee Javier Errecondo and Jorge Roberto Pardo, María José Van Morlegan, Director of Legal and Regulatory Affairs, and German Federico Ranftl Moreno, Director of Finance and Control, are also present. Since there is a legal and regulatory quorum, the meeting is declared open and the FIRST ITEM on the Agenda is considered: (…) then the THIRD ITEM of the Agenda is considered: 3°) Consideration of the Annual Report and Report on the Corporate Governance Code, Statement of Financial Position, Statement of Comprehensive Income, Statement of Changes in Shareholders' Equity, Statement of Cash Flow, Notes to the Financial Statements, Exhibits and Supplementary Information, Information Review, Information required by the Listing Regulation of the Argentine Stock Exchange and Markets (BYMA) and the Rules of the National Securities Commission (CNV), Reports of the Certifying Accountant and of the Supervisory Committee and allocation of results corresponding to the fiscal year ended December 31, 2021. [...] Having heard the above, the Board of Directors, by unanimous vote RESOLVES: (i) To take note of the information and approve all the accounting documentation submitted for its consideration in this item of the Agenda, omitting its transcription in these minutes since it is transcribed in the Book of Inventories and Balance Sheets, except for the Annual Report and its Annex I (Corporate Governance Report, RG 797 CNV), which is also transcribed as Annex I of these minutes; (ii) In view of the above, it is also RESOLVED to authorize indistinctly the Chairman or the Vice-Chairman of the Board of Directors to sign on behalf of the Company the Annual Report, the Financial Statements and other related documentation approved above, as well as to make the presentations and execute the other necessary acts before the corresponding authorities. The Chairman places on record that at 11:44 a.m. Mr. Bernal leaves the meeting.

[…] Mr. Javier Errecondo takes the floor and states that the meeting has been held with sufficient quorum and in accordance with the applicable legal regulations. There being no further items to be discussed, the meeting was closed at 12:10 p.m. on the Chairman's motion.

Undersigning Attendees: Neil Arthur Bleasdale, Nicolas Mallo Huergo, Esteban Macek, Eduardo Vila, Edgardo Volosin, Federico Zin, Mariano Cruz Lucero, Hernan Ferrera, Federico Bernal, Maximiliano Ramírez, Javier Errecondo y Jorge Roberto Pardo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 10, 2022